B O N T A N   C O R P O R A T I O N   I N C .

Monday June 9, 2003

BONTAN CORPORATION INC.
(FORMERLY DEALCHECK.COM INC.)

Dear Sir or Madam:

On April 15, 2003 Dealcheck.Com Inc. effected a name change to Bontan Corporation Inc. and a 1 for 7 reverse stock split of its Common Stock. Our press release dated April 21, 2003 detailed the Corporation's policy with regards to fractional shares resulting from the reverse stock split.

According to this policy, Shareholders holding 64 or fewer Dealcheck.Com Inc. Common Shares, which otherwise would have resulted in 9 or less Bontan Corporation Inc. Common Shares, WILL NOT BE ISSUED NEW SHARES.

As a registered holder with less than 64 Dealcheck.Com Inc. shares, your shares will be converted into the right to receive cash and your payment consideration will be based on the average of the closing prices per share of Common Stock on OTCBB, NASDAQ for the period of 3 consecutive trading days ending on April 15, 2003 with no interest.

Please note you will not be charged any transaction or broker fee in accepting the cash settlement.

To receive your cash payment, please return the enclosed Entitlement Certificate along with your Share Certificate to the Corporation. FULL INSTRUCTIONS ARE ON THE FORM.

Sincerely,

BONTAN CORPORATION INC.

/s/  Kam Shah

Kam Shah CA, CPA
Chief Financial Officer

47 Avenue Road, Suite 200, Toronto, ON, M5R 2G3
416.860.0211 Fax 416.361.6228